February 12, 2007

W. Bruce Comer III
Chief Executive Officer
Allegro Biodiesel Corporation
6033 West Century Boulevard, Suite 850
Los Angeles, California 90045

> **Re: Allegro Biodiesel Corporation**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed January 22, 2007**
> **File No. 333-139299**
> **And Related Periodic Filings**

Dear Mr. Comer:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Given the nature of your offering, we are unable to concur with the analysis in your response to prior comment 1 of our letter dated January 5, 2007. Please:

   - Revise your registration statement to disclose the fixed price at which the selling shareholders will offer their securities for the duration of the offering. The prospectus should make clear that those persons are underwriters of the securities they are offering; and

- Because the offering of the shares of common stock underlying the convertible preferred stock, the options and the warrants may not be done on a delayed or continuous basis under Rule 415(a)(1)(x), you may not file a resale registration statement related to the offering of those shares until the selling shareholders have acquired those shares. At that time, you may register the resale transaction if the offering is registered on a form on which you are eligible to register the transaction as a primary offering, the investors are identified as selling shareholders and as underwriters and you include the price at which the underwriters will sell the securities.

Director Compensation, page 35

2.   With respect to each director, please disclose the dollar value of total compensation for the fiscal year covered in the last column. Refer to Item 402(f)(2)(viii) of Regulation S-B.

3.   Please provide disclosure regarding the dollar amount recognized for option awards using the method required by Release 33-8765 (December 22, 2006), including required footnote disclosure regarding valuation assumptions. Also, revise your Summary Compensation Table accordingly.

Selling Stockholders, page 45

4.   Please identify the natural persons with voting or investment power over the shares held by Banca della Svizzera Italiana and Banca del Gottardo.

Financial Statements

Note 2. Acquisition of Vanguard Synfuels, LLC, page F-6

5.   We note the changes made to your filing based on prior comments 6 and 7. We see that you have recorded the charges for the issuance of warrants to M.A.G. Capital, LLC and the warrants and stock options issued to Ocean Park Advisors, LLC as stock based compensation. We also note that you present the line item selling, general and administrative expenses, excluding stock based compensation, which is a non-GAAP measure. Consistent with the guidance in SAB Topic 14-F, you should revise to present the expense related to share-based payment arrangements in the same line or lines as if cash compensation was paid. In addition, clarify the basis for reflecting any of these costs as compensation expense.

6.   We see that you continue to present charges for the issuance of warrants to M.A.G. Capital, LLC for the assignment of rights to acquire Vanguard, the stock

options granted to Ocean Park Advisors, LLC in connection with the management services agreement and the cash due diligence fee paid to M.A.G. Capital, LLC as indirect expenses related to the acquisition. Please provide us the accounting literature you relied on for this treatment. We refer you to paragraphs 24 and A8 of SFAS 141 which states that direct costs of an acquisition include "out-of-pocket" or incremental costs directly related to a business combination such as a finder's fee and fees paid to outside consultants for accounting, legal, or engineering investigations or for appraisals. Please tell us why these costs are not a direct result of the acquisition and should be recorded as a component of the purchase price. Please also tell us whether the costs were required to consummate the acquisition.

7.   In addition, please clarify the accounting treatment for the warrants granted to Ocean Park Advisors, LLC for waiving the anti-dilution provisions in connection with the Series I Preferred Stock. Please clarify the reason that you have recorded these amounts as compensation rather than as transaction related costs which would be included in another expense classification.

8.   Please revise the discussion in Note 2 to clarify how you applied the guidance in paragraphs 19-21 of SFAS 142. In addition, provide the disclosures required by paragraph 47, including the facts and circumstances that led to the goodwill impairment. Please provide us with a copy of your SFAS 142 goodwill assessment. The discussion on page F-8 that $.76 per common share was viewed to be a more reasonable indication of transaction value and that the view of the parties to the transaction that the realizable value of the shares was lower than the quoted market price does not appear relevant to purchase accounting and should be removed.

9.   We see your reference to independent third-party appraiser for allocating the purchase price of Vanguard. While you are not required to make reference to an independent valuation, when you do so, you must name the expert and file their written consent as an exhibit to the registration statement. See Item 601(b) of Regulation S-K.

Note 3. Basis of Presentation and Significant Accounting Policies, page F-9

Revenue Recognition, page F-11

10.   We reference our prior comment 10. We note that accounts receivable at September 30, 2006 is in excess of the amount of revenue recorded for the nine months ended September 30, 2006. Please revise your filing to disclose the composition of the accounts receivable balance and to explain the reason for the significant increase in the balance.

11.   We see that you account for tax credits in accordance with EITF 99-19. Please
        revise to disclose how you applied the guidance of EITF 99-19 and if you are
        considered a principal or an agent in accounting for tax credits. Clarify how these
        credits are recorded in the statements of operations.

Note 9. Common Stock and Common Stock Warrants, page F-20

12.   We see the valuation report provided in response to prior comment 4. Please tell
        us how you determined a fair value per share of $0.42 based on the report and tell
        us the reason for the significant difference between your closing price and the fair
        value per share used in your valuation.

13.   We reference prior comment 13. We see that you used $0.42 per share to
        determine the fair value of stock options issued to officers, directors and a
        consultant. Tell us why you should not use an option pricing model, as required
        by SFAS 123-R, to value the stock options issued on August 11, 2006. Refer to
        paragraph A8 of SFAS 123-R. Additionally, clarify why you have not valued
        these options using a methodology and estimated fair value consistent with the
        options granted September 20, 2006, as disclosed on page F-22.

Form 8-K dated September 26, 2006

Exhibit 99.3

Notes to Unaudited Pro Forma Combined Condensed Financial Statements

14.   We see the draft changes made to the pro forma financial statements in response
        to prior comments 15 and 17 – 19. However, it appears as though the $28 million
        beneficial conversion feature, the $30 million goodwill impairment and the charge
        related to the OPA management services agreement are nonrecurring charges that
        will not have a continuing impact on the financial statements. Please tell us how
        these amounts meet the requirements of Article 11 of Regulation S-X to be
        included in pro forma income statements.

                                        * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. You may contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Craig E. Gosselin, Esq. (via fax)